Exhibit 99.1

INTERIM REPORT

For the three months ended September 30, 2021

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	21

Quantitative and Qualitative Disclosures about Market Risk	34

Legal Proceedings	34

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three Months Ended
(in millions) (unaudited)	September 30, 2020	September 30, 2021	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 126.4	€ 163.9	29.7%
Active customer (LTM in thousands) (1), (2)	522	705	35.2%
Total orders shipped (LTM in thousands) (1), (2)	1,168	1,580	35.3%
Net sales	€ 126.4	€ 157.8	24.9%
Gross profit	€ 58.7	€ 77.3	31.8%
Gross profit margin(3)	46.4%	49.0%	260 BPs
Adjusted EBITDA(4)	€ 10.4	€ 14.0	34.4%
Adjusted EBITDA margin(3)	8.3%	8.9%	60 BPs
Adjusted Operating Income(4)	€ 8.4	€ 11.8	40.7%
Adjusted Operating Income margin(3)	6.7%	7.5%	80 BPs
Adjusted Net Income(4)	€ 5.4	€ 8.2	51.7%
Adjusted Net Income margin(3)	4.3%	5.2%	90 BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 24.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 24.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended
(in millions) (unaudited)	September 30, 2020	September 30, 2021	Change in %
Net income	€ 9.6	€ (7.3)	(175.8%)
Finance expenses, net	€ (5.2)	€ 0.2	(103.7%)
Income tax expense	€ 3.8	€ 3.4	(9.4%)
Depreciation and amortization	€ 2.0	€ 2.2	8.0%
thereof depreciation of right-of use assets	€ 1.3	€ 1.3	2.9%
EBITDA	€ 10.2	€ (1.5)	(114.8%)
IPO preparation and transaction costs(1)	€ 0.2	€ 0.0	(100.0%)
IPO related share-based compensation(2)	€ 0.0	€ 15.5	N/A
Adjusted EBITDA	€ 10.4	€ 14.0	34.4%

	Three Months Ended
(in millions) (unaudited)	September 30, 2020	September 30, 2021	Change in %
Operating Income	€ 8.2	€ (3.7)	(145.1%)
IPO preparation and transaction costs(1)	€ 0.2	€ 0.0	(100.0%)
IPO related share-based compensation(2)	€ 0.0	€ 15.5	N/A
Adjusted Operating Income	€ 8.4	€ 11.8	40.7%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended
(in millions) (unaudited)	September 30, 2020	September 30, 2021	Change in %
Net Income	€ 9.6	€ (7.3)	(175.8%)
IPO preparation and transaction costs(1)	€ 0.2	€ 0.0	(100.0%)
IPO related share-based compensation(2)	€ 0.0	€ 15.5	N/A
Finance expenses on shareholder loans (3)	€ (5.5)	€ 0.0	(100.0%)
Income tax effect(4)	€ 1.1	€ 0.0	(100.0%)
Adjusted Net Income	€ 5.4	€ 8.2	51.7%

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(2)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €15.5 million in the first quarter of fiscal 2022. We do not consider these expenses to be indicative of our core operating performance.

(3)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(4)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

5

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

6

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended
(in € thousands)	Note	September 30, 2020	September 30, 2021
Net sales	7	126,359	157,832
Cost of sales, exclusive of depreciation and amortization	8	(67,678)	(80,516)
Gross profit		58,681	77,316
Shipping and payment cost		(14,833)	(19,966)
Marketing expenses		(17,441)	(22,427)
Selling, general and administrative expenses		(15,556)	(36,158)
Depreciation and amortization		(2,021)	(2,182)
Other expense (income), net		(621)	(281)
Operating income		8,209	(3,699)
Finance income		8,291	-
Finance costs		(3,109)	(189)
Finance income (costs), net	9	5,182	(189)
Income (loss) before income taxes		13,391	(3,888)
Income tax expense	4	(3,762)	(3,408)
Net income (loss)		9,629	(7,296)
Cash Flow Hedge		871	(1,081)
Income Taxes related to Cash Flow Hedge		(242)	267
Foreign currency translation		-	(25)
Other comprehensive income (loss)		629	(839)
Comprehensive income (loss)		10,258	(8,136)

Basic & diluted earnings per share		€0.14	€(0.09)
Weighted average ordinary shares outstanding (basic and diluted)		70,190,687	84,525,207

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2021	September 30, 2021
Assets
Non-current assets
Intangible assets and goodwill		155,611	155,482
Property and equipment		8,810	8,459
Right-of-use assets	10	14,009	22,710
Total non-current assets		178,430	186,651
Current assets
Inventories		247,054	264,955
Trade and other receivables		5,030	3,755
Other assets		14,667	15,240
Cash and cash equivalents		76,760	55,685
Total current assets		343,510	339,635
Total assets		521,941	526,286

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	12	444,951	461,086
Accumulated Deficit		(60,837)	(68,133)
Accumulated other comprehensive income	13	1,602	763
Total shareholders’ equity		385,718	393,716

Non-current liabilities
Provisions		717	734
Lease liabilities	10	8,786	17,397
Deferred tax liabilities		2,308	3,161
Total non-current liabilities		11,811	21,292
Current liabilities
Tax liabilities		14,293	15,750
Lease liabilities	10	5,361	5,459
Contract liabilities		10,975	7,773
Trade and other payables		43,558	27,222
Other liabilities		50,225	55,073
Total current liabilities		124,412	111,277
Total liabilities		136,223	132,569
Total shareholders’ equity and liabilities		521,941	526,286

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

8

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2020	1	91,008	(28,234)	-	1,602	64,377
Net income	-	-	9,629	-	-	9,629
Other comprehensive income	-	-	-	629	0	629
Comprehensive income	-	-	9,629	629	0	10,258
Share-based compensation	-	7	-	-	-	7
Balance as of September 30, 2020	1	91,015	(18,605)	629	1,602	74,642

Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net income	-	-	(7,296)	-	-	(7,296)
Other comprehensive income	-	-	-	(814)	(25)	(839)
Comprehensive income	-	-	(7,296)	(814)	(25)	(8,136)
Share-based compensation	-	16,134	-	-	-	16,134
Balance as of September 30, 2021	1	461,086	(68,133)	(814)	1,577	393,716

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Three months ended September 30,
(in € thousands)	Note	2020	2021
Net income (loss)		9,629	(7,296)
Adjustments for
Depreciation and amortization		2,021	2,182
Finance (income) costs, net		(5,182)	189
Share-based compensation		7	16,134
Income tax expense		3,762	3,408
Change in operating assets and liabilities
Increase in provisions		129	17
Increase in inventories		(33,328)	(17,901)
(Increase) decrease in trade and other receivables		(970)	1,274
Decrease (increase) in other assets		1,980	(519)
(Decrease) increase in other liabilities		2,879	3,713
Increase (decrease) in contract liabilities		600	(3,202)
Increase (decrease) in trade and other payables		(14,905)	(16,336)
Income taxes paid		-	(831)
Net cash provided by (used in) operating activities		(33,378)	(19,166)
Expenditure for property and equipment and intangible assets		(904)	(356)
Net cash (used in) investing activities		(904)	(356)
Interest paid		(547)	(189)
Proceeds from bank liabilities		37,810	-
Repayment of liabilities from banks		(5,000)	-
Payment of lease liabilities		(1,429)	(1,339)
Net cash (used in) provided by financing activities		30,834	(1,528)
Net increase (decrease) in cash and cash equivalents		(3,448)	(21,050)
Cash and cash equivalents at the beginning of the period		9,367	76,760
Effects of exchange rate changes on cash and cash equivalents		(19)	(25)
Cash and cash equivalents at end of the period		5,900	55,685

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a public company with limited liability, incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

As of September 30, 2021, MYT Netherlands Parent B.V. was 76.9% owned subsidiary of MYT Holding LLC, USA. The ultimate parent of MYT Holding LLC, USA is MYT Ultimate Parent LLC, USA as of September 30, 2021.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on November 9, 2021.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three months ended September 30, 2020 and 2021 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for fiscal 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

Fluctuations in the results of operations for the three months ended September 30, 2020 and 2021 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since the business is worldwide.

3.	Impacts to the consolidated financial statements due to Covid-19 pandemic and inflation

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers, or our in-house operations and also no significant adverse effect of inflation. In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices in fiscal year 2020 and 2021, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic.

Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany. Due to government restrictions to contain the coronavirus, Mytheresa stores had to close from mid-December 2020 to end of February 2021, and when the stores reopened in fiscal year 2021 there were restrictions on the total number of customers allowed in the stores. Short-term work allowance has been applied to store employees for the same period. In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted negatively from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group stores may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Overall inflation will be reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. Mytheresa Group’s forecast remains positive both mid and long-term for our store and online operations. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

4.	Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal 2021, except for:

Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such the effective tax rate in the interim financial statements may differ from management’s best estimate of the effective rate. The effective tax rate is 28.1% for the three months ended September 30, 2020 and negative 87.6% for the three months ended September 30, 2021.

The change in the effective tax rate in Q1-2022 compared to prior year Q1-2021 primarily results from the different share-based payments programs that were granted in January and July 2021, for which the expenses are non-deductible for tax purposes.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2021.

6.	Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended September 30, 2020
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	123,288	3,071	126,359	-	126,359
EBITDA	9,828	667	10,495	(265)	10,230
Depreciation and amortization					(2,021)
Finance expenses, net					5,182
Income tax expense					(3,762)
Net income					9,629

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail store, including € 201 thousand related to IPO preparation and transaction costs during the three months ended September 30, 2020.

	Three months ended September 30, 2021
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	153,632	4,200	157,832	-	157,832
EBITDA	17,757	1,200	18,956	(20,474)	(1,517)
Depreciation and amortization					(2,182)
Finance expenses, net					(189)
Income tax expense					(3,408)
Net income					(7,296)

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including share-based compensation of €16,134 thousand during the three months ended September 30, 2021. The share-based compensation of €16,134 thousand consists of €15,544 thousand IPO related share-based compensation and €590 thousand non-IPO related share-based compensation.

7.	Net Sales

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer.

The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended September 30,
(in € thousands)	2020		2021
Germany	26,172	20.7%	30,682	19.4%
United States	15,254	12.1%	22,680	14.4%
Europe (excluding Germany) (*)	51,972	41.1%	63,669	40.3%
Rest of the world	32,961	26.1%	40,799	25.8%
	126,359	100.0%	157,832	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

(*) Including United Kingdom.

No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

8.	Cost of sales, exclusive of depreciation and amortization

During the three months ended September 30, 2020 and 2021, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €518 thousand and €1,112 thousand, respectively.

9.	Finance income (costs), net

The finance income (costs), net for the three months ended September 30, 2020 included €7,977 thousands in foreign exchange gains and €2,673 thousand in interest expense related to the shareholder loans. The finance costs for the three months ended September 30, 2021 included mainly €180 thousand interest expense.

10.	Leases

Mytheresa Group exercised lease extension options to renew the leases for our two retail stores for an additional five years, starting on January 1, 2023 until December 31, 2027. The Group makes fixed monthly lease payments of €172 thousand. Upon exercising the extensions, the Group recognized additional €9,485 thousand of right-of-use asset and lease liability. Additionally, a lease contract for an office space in the U.S. was signed beginning September 1, 2021 until September 30, 2022 with a monthly lease payment of €14 thousand. On lease commencement, the Group recognized €169 thousand of right-of-use asset and lease liability. Furthermore a lease contract for an office space in Italy was signed beginning September 1, 2021 until August 31, 2027 with a monthly lease payment of €1 thousand. On lease commencement, the Group recognized €57 thousand of right-of-use asset and lease liability

11.	Related party transactions

a)	Shareholder Loans

As of September 30, 2020, Mytheresa Group’s long-term borrowings related to two US Dollar denominated loans from MYT Intermediate Holding Co. (the “Fixed Interest Shareholder Loans”). Mytheresa Group incurred interest expenses related to these loans of €2,673 thousand during the three months ended September 30, 2020. During the three months ended September 30, 2020 payments toward the Shareholder Loans in the amount of €744 thousand have been made.

In January 2021, Mytheresa fully repaid these shareholder loans using a portion of the net proceeds from our initial public offering.

b)	Key Management Personnel Compensation

Related persons as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company constitute related persons for Mytheresa Group, as the managing directors have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities. These individuals received compensation as follows:

	Three Months Ended September 30,
(in € thousands)	2020	2021
Short-term cash compensation	654	462
Long-term employee benefits	479	-
Share-based compensation - Old Plans	7	-
Share-based compensation - IPO related compensation for Managing Directors	-	12,046
Share-based compensation - Long-term incentive program	-	235
Total Share-based compensation	7	12,280
Total personnel expenses for Managing Directors	1,140	12,743

Long-term employee benefits for Managing Directors was established in 2018, under which a cash bonus was to be paid out upon achievement of specific revenue goals. In fiscal year 2022 a new long-term incentive program was established based on a share-based payment program.

Refer to Note 11 for further details regarding the Share-based compensation.

12.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the IPO, share-based compensation programs were granted in January 2021 to selected key management members. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one ADS at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Other One-Time Award Package

Sign-On RSU Award

Under this share-based payment program, a certain number of restricted share units (“RSUs”) were granted to a management member. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the closing price per ADS on the New York Stock Exchange on the start date. Subject to Employee’s continued employment with the Company, the RSUs will become fully vested on the twelve-month anniversary of date the employee commenced employment. As the Sign-on RSU Awards are not subject to an exercise price, the grant date fair value amounts to USD 31.90, the closing share price of the grant date.

The following table summarizes the main features of this award:

Type of arrangement	Sign-On RSU Award
Type of Award	Restricted Shares Units
Date of first grant	June 1, 2021
Number granted	6,269
Vesting conditions	The restricted shares units are scheduled to vest in full on May 31, 2022.

iii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021 two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price on the first trading day.

Long-Term Incentive Plan

Under this share-based payment program, 170,221 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 35% (59,577 RSUs; “time-vesting RSUs”) will be subject to a time-based vesting and 65% (110,644 RSUs; “non-market performance RSUs”) will be subject to a time and performance based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Annual Plan
Type of arrangement	Supervisory Board Members plan		Key Management Members Long-Term Incentive Plan
Type of Award	Restricted Shares	Restricted Shares	Time-vesting RSUs	Non-market performance RSUs
Date of first grant	January 20, 2021	July 1, 2021	July 1, 2021	July 1, 2021
Number granted	15,384	7,393	59,577	110,664
Vesting conditions	The restricted shares are scheduled to vest in full on December 31, 2021.	The restricted shares are scheduled to vest in full on June 30, 2022.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

b)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

	Time-vested Options		Performance-based Options		Alignment award
	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)
June 30, 2020	2,005	500	1,620	1,000	-	N/A
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	-	N/A
September 30, 2020	2,005	500	1,620	1,000	-	N/A

June 30, 2021	-	-	-	-	6,478,761	8.30
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	-	N/A
September 30, 2021	-	-	-	-	6,478,761	8.30

The range of exercise prices for the share options outstanding as of September 30, 2021 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 9.2 years.

c)	Measurement of grant date fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$25.42	$22.93	$20.68
Exercise price	$5.79	$8.68	$11.58
Weighted average share price	$31.00	$31.00	$31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

d)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Three Months Ended September 30,
(in € thousands)	2020	2021
Classified within capital reserve (beginning of period)	1,055	76,325
Expense related to old plans:
Share options	7	-
Restricted Shares	-	-
Expense related to new plans:
Share Options (Alignment Grant)	-	15,503
Phantom Shares (Restoration Grant)	-	-
Restricted Shares	-	152
Restricted Share Units	-	479
Classified within capital reserve (end of period)	1,062	92,459

The Mytheresa Group recognized total expense of €16.1 million for the three months ended September 30, 2021 that were classified in equity.

13.            Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2021 were as follows:

	June 30, 2021
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	5,030	-	Amortized cost	-	-
Cash and cash equivalents	76,760	-	Amortized cost	-	-
Other assets	14,667	10,864
thereof deposits	991	-	Amortized cost	-	-
thereof other financial assets	2,812	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	8,786	8,786	N/A	-	-
Current financial liabilities
Lease liabilities	5,361	5,361	N/A	-	-
Trade and other payables	44,210	-	Amortized cost	-	-
Other liabilities	50,227	40,596
thereof other financial liabilities	9,631	-	Amortized cost	-	-

Financial instruments as of September 30, 2021 were as follows:

	September 30, 2021
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	3,755	-	Amortized cost	-	-
Cash and cash equivalents	55,685	-	Amortized cost	-	-
Other assets	15,240	10,862
thereof deposits	711	-	Amortized cost	-	-
thereof Derivatives (Hedge Accounting)	54	-	N/A		Level 2
thereof other financial assets	3,613	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	17,397	17,397	N/A	-	-
Current financial liabilities
Lease liabilities	5,459	5,459	N/A	-	-
Trade and other payables	27,222	-	Amortized cost	-	-
Other liabilities	55,073	45,330
thereof Derivatives (Hedge Accounting)	1,135	-	N/A		Level 2
thereof other financial liabilities	8,608	-	Amortized cost	-	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2021 and September 30, 2021. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

As of September 30, 2021, Mytheresa Group has recorded negative €814 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report Form 20-F filed on October 15, 2021 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on October 15, 2021. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury fashion consumer. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands and presented through a customer-first, digital experience. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany. Mytheresa, which launched online in 2006, represented 97% of net sales and reached customers in over 130 countries online in fiscal 2021. We provide our customers a highly curated selection of products, access to exclusive capsule collections, in-house produced content, memorable service and a personalized shopping experience. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands have established Mytheresa as a global authority in luxury fashion.

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers, or our in-house operations and also no significant adverse effect of inflation. In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices in fiscal year 2020 and 2021, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic.

Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany. Due to government restrictions to contain the coronavirus, Mytheresa stores had to close from mid-December 2020 to end of February 2021, and when the stores reopened in fiscal year 2021 there were restrictions on the total number of customers allowed in the stores. Short-term work allowance has been applied to store employees for the same period. In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted negatively from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group stores may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Overall inflation will be reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. Mytheresa Group’s forecast remains positive both mid and long-term for our store and online operations. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended
(in thousands)	September 30, 2020	September 30, 2021
Gross Merchandise Value (GMV) (1)	€ 126,359	€ 163,855
Active customers (LTM in thousands)(2)	522	705
Total orders shipped (LTM in thousands)(2)	1,168	1,580
Average order value (LTM)(2)	594	599
Adjusted EBITDA(3)	€ 10,438	€ 14,027
Adjusted Operating Income(3)	€ 8,417	€ 11,845
Adjusted Net Income(3)	€ 5,438	€ 8,247

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	EBITDA, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income to their most directly comparable IFRS measures.

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended
(in € thousands)	September 30, 2020	September 30, 2021
Net income	9,629	(7,296)
Finance income (expenses), net	(5,182)	189
Income tax expense	3,762	3,408
Depreciation and amortization	2,021	2,182
thereof depreciation of right-of use assets	1,308	1,346
EBITDA	10,230	(1,517)
IPO preparation and transaction costs (1)	201	-
IPO related share-based compensation(2)	7	15,544
Adjusted EBITDA	10,438	14,027

	Three Months Ended
(in € thousands)	September 30, 2020	September 30, 2021
Operating Income	8,209	(3,699)
IPO preparation and transaction costs(1)	201	-
IPO related share-based compensation(2)	7	15,544
Adjusted Operating Income	8,417	11,845

	Three Months Ended
(in € thousands)	September 30, 2020	September 30, 2021
Net Income	9,629	(7,296)
IPO preparation and transaction costs(1)	201	-
IPO related share-based compensation(2)	7	15,544
Finance income (expenses) on shareholder loans (3)	(5,450)	-
Income tax effect (4)	1,051	-
Adjusted Net Income	5,438	8,247

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(2)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €15.5 million in the first quarter of fiscal 2022.We do not consider these expenses to be indicative of our core operating performance.

(3)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(4)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

Gross Merchandise Value (GMV)

“Gross Merchandise Value” (“GMV”) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total gross sales from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs and IPO related share-based compensation expenses. Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs and IPO related share-based compensation expenses. Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, IPO related share-based compensation expenses and related income tax effects. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted selling, general and administrative

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude IPO preparation and transaction costs and share-based compensation expense.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of this report titled ‘‘Risk Factors.’’

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2020 Bain Study, the online penetration of luxury personal goods is expected to increase from 12% to 31-32% from 2019 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s and Kidswear

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand until being sold to Mytheresa’s end customer. Unsold merchandise will either be returned to the brand by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories and fine jewelry categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model are also included in our net sales. Revenue is generally recognized upon delivery to our customers. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, public relations, and development of creative content. We expect marketing expenses to increase over time, but to stay stable as a percentage of net sales in the long term.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, and buying expenses. Although selling, general and administrative expenses will increase as we grow and become a publicly traded company, we expect these expenses to stay stable as a percentage of net sales.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Finance expenses, net consist primarily of interest incurred in relation to our U.S. Dollar denominated Shareholder Loans and related foreign exchange gains and losses. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering. A small portion of our finance expenses are related to interest expense on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”), which we utilize at certain points in the year as we build our inventory and to pay our lease obligations.

Results of Operations

	Three Months Ended
(in % of Net sales)	September 30, 2020		September 30, 2021
Gross Merchandise Value (GMV)	126,359	100.0%	163,855	100.0%

Net sales	126,359	100.0%	157,832	96.3%
Cost of sales, exclusive of depreciation and amortization	(67,678)	(53.6%)	(80,516)	(49.1%)
Gross profit	58,681	46.4%	77,316	49.0%
Shipping and payment cost	(14,833)	(11.7%)	(19,966)	(12.2%)
Marketing expenses	(17,441)	(13.8%)	(22,427)	(13.7%)
Adjusted Selling, general and administrative expenses	(15,349)	(12.1%)	(20,614)	(12.6%)
Depreciation and amortization	(2,021)	(1.6%)	(2,182)	(1.3%)
Other expense, net	(621)	(0.5%)	(281)	(0.2%)
Adjusted Operating income	8,416	6.7%	11,845	7.5%

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income are in relation to Net Sales.

	Three Months Ended
(in € thousands)	September 30, 2020	September 30, 2021
Net sales	126,359	157,832
Cost of sales, exclusive of depreciation and amortization	(67,678)	(80,516)
Gross profit	58,681	77,316
Shipping and payment cost	(14,833)	(19,966)
Marketing expenses	(17,441)	(22,427)
Selling, general and administrative expenses	(15,556)	(36,158)
Depreciation and amortization	(2,021)	(2,182)
Other income (expense), net	(621)	(281)
Operating income	8,209	(3,699)
Finance (expense) income, net	5,182	(189)
Income (loss) before income taxes	13,391	(3,888)
Income tax (expense) income	(3,762)	(3,408)
Net income (loss)	9,629	(7,296)

Gross Merchandise Value (GMV)

GMV increased by €37.5 million, or 29.7% from €126.4 million to €163.9 million for the three months ended September 30, 2021. The reason for the growth in GMV is primarily due to the fact that we were able to grow our active customers on the base of strong customer retention and with continuous effort to win new customers with the effective use of our performance marketing tools.

Net sales

Net sales increased by €31.5 million, or 24.9% from €126.4 million to €157.8 million for the three months ended September 30, 2021 in line with increased total orders shipped. For the last twelve months, our total orders shipped increased from 1.17 million to 1.58 million, or 35.3%.

Cost of sales, exclusive of depreciation and amortization

Cost of sales, exclusive of depreciation and amortization increased by €12.8 million, from €67.7 million for the three months ended September 30, 2020 to €80.5 million for the three months ended September, 2021. The increase during the periods presented mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of GMV decreased from 53.6% for the three months ended September 30, 2020 to 49.1% for the three months ended September 30, 2021, due to a higher share of full-price sell-through.

Gross profit

Gross profit amounted to €77.3 million for the three months ended September 30, 2021, which represents an increase of 31.8% from €58.7 million compared to the three months ended September 30, 2020. For that period the gross profit margin in relation to net sales increased from 46.4% in the three months ended September 30, 2021 to 49.0% for the three months ended September 30, 2021, driven by our higher level of full-price sell-through.

Shipping and payment costs

Shipping and payment costs increased by €5.1 million, or 34.6%, from €14.9 million for the three months ended September 30, 2020 to €20.0 million for the month ended September 30, 2021. The increase was primarily driven by an increase in total orders shipped. As a percentage of GMV, shipping and payment cost increased from 11.7% for the month ended September 30, 2020 to 12.2% for the month ended September 30, 2021, due to a higher share of international sales.

Marketing expenses

Marketing expenses increased from €17.4 million for the month ended September 30, 2020 to €22.4 million for the month ended September 30, 2021. Marketing expenses increased primarily due to an increase in the number of customers acquired. We constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies. Period over period, we improved our performance marketing efficiencies and therefore achieved a significant improvement in our customer acquisition costs.

As a percentage of GMV, marketing expenses decreased from 13.8% for the month ended September 30, 2020 to 13.7% for the month ended September 30, 2021.

Despite a strong 35.2% increase in active customers, with very good customer cohort performance compared to previous customer cohorts, Mytheresa was able to attract new customers at a lower cost. The strong online marketing performance is in line with the CAC (Customer Acquisition Cost) decline that we achieved in the past four years. It is our stated strategy to increase our brand building efforts by reinvesting the achieved cost efficiencies in online performance marketing.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.

	Three Months Ended
(in € thousands)	September 30, 2020	September 30, 2021	Change in %
Personnel expenses	12,684	31,201	146.0%
thereof fulfilment personnel expense	2,913	3,674	37.7%
General and administrative expenses	2,872	4,957	72.5%
Total Selling, general and administrative expenses	15,556	36,158	132.4%

	Three Months Ended
(in € thousands)	September 30, 2020	September 30, 2021	Change in % / BPs
Selling, general and administrative expenses	15,556	36,158	132.4%
IPO related share-based compensation	7	15,544	N/A
IPO preparation and transaction costs	201	-	(100.0%)
Adjusted Selling, general and administrative expenses	15,349	20,614	34.3%
in % of GMV	12.1%	12.6%	50 BPs

(1)           In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation. In the first quarter of fiscal 2021, certain key management personnel received share-based compensation from our former ultimate parent. We do not consider these expenses to be indicative of our core operating performance.

The total selling, general and administrative expenses increased by €20.6 million for the three month ended September 30, 2021 from €15.6 million in three month ended September 30, 2020 to €36.2 million in three month ended September 30, 2021. The Mytheresa Group recognized IPO related share-based compensation expenses for the three month ended September 30, 2021 of €15.5 million. Excluding the IPO related share-based compensation expenses and IPO preparation and transaction costs, selling, general and administrative expenses as a percentage of GMV increased for the three month ended September 30, 2021 from 12.1% to 12.6%.

The increase in personnel expenses is also attributable primarily to an increase in the number of FTE’s during the same comparative period. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel. Overall, personnel expenses as a percentage of GMV increased from 10.0% in the three month ended September 30, 2020 to 19.0% for the three month ended September 30, 2021. The increase is mainly driven by IPO related share-based compensation expenses. Excluding the IPO related share-based compensation expenses, personnel-related expenses as a percentage of GMV decreased for the three month ended September 30, 2021 from 10.0% to 9.6%.

Other general and administrative expenses increased by €2.1 million, from €2.9 million during the three month ended September 30, 2020 to €5.0 million during the three month ended September 30, 2021, mainly due to higher insurance, consulting and IT expenditures, in the period.

Depreciation and amortization

Depreciation and amortization expenses remained relatively stable, increasing from €2.0 million for the three months ended September 30, 2020 to €2.2 million for the three months ended September 30, 2021.

Finance expenses, net

Finance expenses in FY21 originated primarily from our Shareholder Loans, with a small portion related to the use of our revolving credit facilities with Commerzbank Aktiengesellschaft (‘‘Commerzbank’’) and UniCredit Bank AG (‘‘UniCredit’’) (together, our ‘‘Revolving Credit Facilities’’), which we utilized at certain points in FY21 as we built our inventory.

In FY21, we incurred interest expense, in addition to foreign currency gains and losses, on our U.S. Dollar denominated Shareholder Loans. During the three months ended September 30, 2020, total interest expense and foreign currency gains associated with the Shareholder Loans were €2.7 million and €8.0 million, respectively.

In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

Total interest and other expenses on our Revolving Credit Facilities was €0.1 million and €0.0 million during the three months ended September 30, 2020 and 2021.

Total interest expense on leases capitalized under IFRS 16 was € 0.2 million and € 0.2 million during the three months ended September 30, 2020 and 2021, respectively.

Segment Reporting

Segment reporting requires the use of the management approach in determining operating segments. The management approach considers the internal organization and reporting used by Mytheresa Group’s chief operating decision maker (‘‘CODM’’) for making operating decisions and assessing performance. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. The internal financial reporting provided to the CODM includes separate data for Mytheresa Group’s online operations and its retail stores, resulting in two operating segments.

Assets are not allocated to the different business segments for internal reporting purposes.

The following table shows our net sales and EBITDA for the three months ended September 30, 2020 and 2021, respectively, for each segment.

	Three Months Ended

(in € thousands)	September 30, 2020	September 30, 2021
Online
Net Sales	123,288	153,632
EBITDA	3,071	17,757

Retail Stores
Net Sales	9,828	4,200
EBITDA	667	1,200

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €90 million as well as the proceeds from our initial public offering in January 2021.

Our Revolving Credit Facilities provide short-term liquidity, which we may need due to the seasonal variability of our business. As of September 30, 2021, our cash and cash equivalents were €55.7 million. As of September 30, 2021, approximately 96% of our cash and cash equivalents were held in Germany, of which approximately 12% and 13% were denominated in, U.S. Dollars and British Pounds respectively. No other currency held in Germany accounted for more than 10% of our cash and cash equivalents. Approximately 4% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.

We typically draw on our Revolving Credit Facilities as a result of seasonal volatility in our business.

Mytheresa Group fully repaid any borrowings under the revolving credit facilities as of January 28, 2021 and since then has not used the revolving credit facilities. As of September 30, 2021, the interest rates were 2.20% and 2.25% for the Commerzbank and UniCredit facilities, respectively, if used as basic short-term borrowings. Typically, we use monthly money market loans with an interest rate of Borrowings 1.3% to 1.4% under our Revolving Credit Facilities which are secured by our inventory and customer receivables.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. As of September 30, 2021, we were in compliance with all covenants for the Revolving Credit Facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the three months ended September 30, 2020 and 2021:

	Three months Ended September 30,
(in € thousands)	2020 (unaudited)	2021 (unaudited)
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(33,378)	(19,166)
Net cash outflow from investing activities	(904)	(356)
Net cash inflow from financing activities	30,834	(1,528)

Net cash (outflow) inflow from operating activities

During the three months ended September 30, 2020, operating activities used €33.4 million in cash and cash equivalents, primarily resulting from net income of €9.6 million, non-cash charges of €0.6 million, and changes in operating assets and liabilities of €43.6 million. Net cash used by changes in operating assets and liabilities during the three months ended September 30, 2020, consisted primarily of a €33.3 million increase in inventories and a €14.9 million decrease in trade and other payables, partially offset by a €2.0 million decrease in other assets and a €2.9 million increase in other liabilities. The increase in inventories resulted from an overall expansion of our business to support increases in net sales, while trade and other payables decreased as a result of payment timing for inventory purchases towards the end of the three months ended September 30, 2020.

During the three months ended September 30, 2021, operating activities used €19.2 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €33.0 million, net loss of €7.3 million, partially offset by share based compensation of €16.1 million.

Net cash used by changes in operating assets and liabilities during the three months ended September 30, 2021 consisted primarily of a €17.9 million increase in inventories and a €16.3 million decrease in trade and other payables, as well as a €3.7 million increase in other liabilities and a €3.2 million decrease in contract liabilities. The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales, while trade and other payables decreased as a result of payment timing for inventory purchases.

Net cash outflow from investing activities

Cash used in investing activities were €0.9 million and €0.4 million for the three months ended September 30, 2020 and 2021, respectively, resulting from equipment purchases.

Net cash (outflow) inflow from financing activities

Net cash obtained from financing activities during three months ended September 30, 2020 was €30.8 million, resulting from €32.8 million in net proceeds from our Revolving Credit Facilities, partially offset by interest payments of €0.5 million and lease payments of €1.4 million.

Net cash used for financing activities during the three months ended September 30, 2021 was €1.5 million, which resulted from interest payments of €0.2 million and additional lease payments of €1.3 million.

Commitments and Contractual Obligations

The following table presents our commitments and contractual obligations as of September 30, 2021:

	September 30, 2021
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Lease liabilities (1)	4,475	18,614	-	23,090	22,856
Total	4,475	18,614	-	23,090	22,856

(1)    Represents our future minimum commitments under non-cancelable lease liabilities reflected on the balance sheet as of September 30, 2021.

Off-Balance Sheet Arrangements

As of September 30, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are discussed in Note 6 of our Annual Report on Form 20-F for the year ended June 30, 2021. Actual results in these areas could differ from management’s estimates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations. Interest expense under our Revolving Credit Facilities is historically immaterial.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 96% of our purchases are denominated in Euros and approximately 97% of our employees are located in Germany or other Eurozone countries.

Furthermore, our two Shareholder Loans are denominated in U.S. Dollars. Fluctuations in the exchange rate between the Euro and U.S. Dollar may result in significant foreign currency exchange gains or losses. We fully repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in seven major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.